VIA EDGAR
April 21, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

RE:	Clinical Data, Inc. Form 10-K for Fiscal Year Ended March 31, 2009 Schedule 14A Filed July 29, 2009 File No. 000-12716
Ladies and Gentlemen:
     Set forth below are the responses of Clinical Data, Inc. (the “Company”) to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter dated March 29, 2010 (the “Comment Letter”), from Jim B. Rosenberg, Senior Assistant Chief Accountant. The responses set forth herein are keyed to correspond to the comments set forth in the Comment Letter (which comments are repeated in their entirety herein for ease of reference).
Form 10-K for the Fiscal Year Ended March 31, 2009
Item 1. Business
About Vilazodone, page 7
1.	Comment: We note you disclose the terms of your agreement with Merck in your Form 10-Q’s. We believe your Form 10-K should also discuss the material terms of the Merck license agreement. Please revise the description of the agreement in the Form 10-K to disclose the following information:
a.	Describe all material rights and obligations of each party;

b.	Quantify all amounts paid to date;

c.	Quantify the aggregate potential milestone payments;

d.	Provide a royalty range or statement that the royalty percentage is in the single digits, teens, etc.; and

e.	Discuss the material term and termination provisions.

Securities and Exchange Commission
April 21, 2010
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Response: The Company acknowledges the Staff’s comment concerning the terms of its license agreement for vilazodone and intends, in its Form 10-K for the fiscal year ended March 31, 2010, to supplement the disclosure it made in its Form 10-K for the fiscal year ended March 31, 2009 under the About Vilazodone section by including in that section the information contained in (A) footnote (8) to Notes to Unaudited Condensed Consolidated Financial Statements set forth in its Form 10-Q for the fiscal quarter ended December 31, 2009, and (B) footnote (9) to Notes to Consolidated Financial Statements set forth in its Form 10-K for the fiscal year ended March 31, 2009. In addition, where meaningful, the Company will add further information to enhance the disclosure.
Patents and proprietary Technology, page 14
2.	Comment: Please discuss your material owned patents or group of related patents. The discussion should identify the jurisdiction(s) where you have obtained patent protection, identify the products(s), product candidate(s), or technology that are dependent on the patent(s), and disclose when the patent expires.

Response: The Company acknowledges the Staff’s comment concerning material owned patents and intends to provide, where meaningful, in its Form 10-K for the fiscal year ended March 31, 2010, the supplemental information described by the Staff under a new sub-section entitled Patents Owned by the Company.

3.	Comment: We also note your discussion on page 15 pertaining to exclusive in-licensed rights. The discussion should be expanded to indicate the term of the patents that have been granted.

Response: Similarly, the Company intends to provide, where meaningful, in its Form 10-K for the fiscal year ended March 31, 2010, the supplemental information described by the Staff under a new sub-section entitled Patents Exclusively In-Licensed by the Company.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Research and Development Expense, page 38
4.	Comment: We believe that your disclosures about historical research and development expenses and estimated future expenses related to your major research and development projects could be enhanced for investors. Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under Section VIII – Industry Specific Issues –

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April 21, 2010
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Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.
Please expand your MD&A to disclose the following information for each of your major research and development projects.
a.	The current status of the projects;

b.	The costs incurred during each period presented and to date on each project;

c.	The nature, timing and estimated costs of the efforts necessary to complete each project;

d.	The anticipated completion dates of each project;

e.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if each project is not completed timely; and finally

f.	The period in which material net cash inflows from significant projects are expected to commence for each project.
Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development cost by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.
Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.
Response: We acknowledge the Staff’s comment and in our future filings beginning with our Form 10-K for the fiscal year ended March 31, 2010, we will expand our MD&A disclosure to discuss information for each of our two major research and development projects: (i) vilazodone and (ii) Stedivaze. Specifically, we will discuss the current status of the projects and the costs we incurred during each period presented and to date. We will also disclose that the successful development of our drug candidates is highly uncertain and subject to a number of risks. In addition, the duration of clinical trials may vary substantially according to the type, complexity and novelty of the drug candidate and the disease indication being targeted. The U.S. Food and Drug Administration and comparable agencies in foreign countries impose substantial requirements on the introduction

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April 21, 2010
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of therapeutic pharmaceutical products, typically requiring lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. Data obtained from nonclinical and clinical activities at any step in the testing process may be adverse and lead to discontinuation or redirection of development activity. Data obtained from these activities also are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The duration and cost of discovery, nonclinical studies and clinical trials may vary significantly over the life of a project and are difficult to predict. Therefore, accurate and meaningful estimates of the ultimate costs to bring our drug candidates to market are not available. Significant delays or the failure to bring our drug candidates to market would harm our business. If we are able to successfully commercialize vilazodone in accordance with current development timelines, we anticipate revenues and cash flows from the sales of vilazodone to commence in calendar year 2011. Stedivaze is less advanced and, as a result, any estimates regarding development timelines for this drug candidate are highly subjective and subject to change, and we cannot at this time make a meaningful estimate of when, if ever, Stedivaze will generate revenues and cash flows.
Critical Accounting Policies and Significant Judgments and Estimates
Valuation of Intangibles and Goodwill, page 38
5.	Comment: A reporting unit is at risk of failing step one of the impairment test if it has a fair value that is not substantially in excess of carrying value. If this is the case, please provide the following disclosures for each reporting unit that has a risk of failing step one:
a.	Percentage by which fair value exceeded carrying values as of the date of the most recent test;

b.	Amount of goodwill allocated to the reporting unit;

c.	Description of the methods and key assumptions used and how the key assumptions were determined;

d.	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

e.	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response: We acknowledge the Staff’s comment and as of December 31, 2008, the evaluation date for our fiscal year ended March 31, 2009, the fair value

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(defined as the Company’s market capitalization) of our single reporting unit exceeded the carrying value by more than 673%. This percentage was derived by dividing the fair value of our single reporting unit, or $202 million, by the carrying value of our single reporting unit, or $30 million. Accordingly, we believe that the fair value is substantially in excess of the carrying value and no additional disclosure is required. As of December 31, 2009, the date of our most recent evaluation, the fair value (defined as market capitalization) of our single reporting unit exceeded the carrying value by more than 1,000% (FV=$484 million vs. CV=$43 million). If there is a risk of failing step one of the impairment test in the future, we will provide the required disclosures.
Accrued Expenses, page 39
6.	Comment: Please disclose information about the historical accuracy of these accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future.

Response: We acknowledge the Staff’s comment and, in our future filings beginning with our Form 10-K for the year ended March 31, 2010 provided that this disclosure is still applicable, will disclose that we adjust for differences between the estimated and actual expenses in the following quarter and that, historically, these adjustments have not been material.
Part IV Item 15. Exhibits, Financial Statement Schedules
Consolidated Financial Statements
Notes to Consolidated Financial Statements
(2) Significant Accounting Policies
Revenue Recognition, page F-11
7.	Comment: Please disclose your accounting policy for recognizing fees for licensing of intellectual property. Also, revise to clarify how service fee revenue from genetic tests is recognized. Disclose in Critical Accounting Policies on page 38 the nature of any uncertainties in estimates relating to recognizing each type of revenue.

Response: We acknowledge the Staff’s comment, and believe that revenue from licensing fees is not material. For the fiscal year ended March 31, 2009, licensing revenues amounted to $586,000, or 5.6% of total revenues. If in the future our licensing revenues become material, we will disclose that the Company also receives royalties related to the licensing of its intellectual property under license arrangements with third parties. For those arrangements where royalties are reasonably estimable, the Company recognizes revenue based on estimates of

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April 21, 2010
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royalties earned during the applicable period and adjust for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, the Company recognizes revenue upon receipt of royalty statements from the licensee. In addition, in our future filings beginning with our Form 10-K for the year ended March 31, 2010, we will also clarify that service fee revenue from genetic tests is recognized when the testing process is complete and the test results are reported to the ordering physician.
Segment and Geographical Information, page F-14
8.	Comment: Please expand your disclosure to provide the information requested in paragraphs 38 and 39 of SFAS 131 (ASC 280-10-50 paragraphs 41 and 42).

Response: We acknowledge the staff’s comment and, in our future filings beginning with our Form 10-K for the fiscal year ended March 31, 2010, will provide the information requested in paragraphs 38 and 39 of SFAS 131 (ASC 280-10-50 paragraphs 41 and 42), if applicable. For the fiscal year ended March 31, 2009, the Company operated its business exclusively in North America and no one customer accounted for more than 10% of the Company’s revenue.
(4) Business Combinations
Adenosine Therapeutics, LLC, page F-17
9.	Comment: Please provide us your analysis, under the guidance of EITF 98-3, supporting your conclusions that the assets acquired from Adenosine Therapeutics constituted a business for purposes of application of the guidance in SFAS 141 which resulted in the recording of Contingent acquisition costs of $16 million in 2009. Reconcile your conclusions to the fact that $52.1 million of the $52.3 million purchase price was allocated to IPR&D.

Response: Although the vast majority of the purchase price of Adenosine Therapeutics was allocated to IPR&D, we believe that this fact is not dispositive in determining whether a business was acquired. In fact, given that a large part of the value of drug discovery and biotechnology businesses, generally, are reflected in IPR&D, we do not believe that this is the correct measure in the determination of whether a business was acquired. Specifically, we noted in our considerations that Adenosine Therapeutics was a stand-alone enterprise prior to the acquisition and had all the necessary functions (inputs and outputs) to operate as a going concern. As noted in the audited financial statements that were filed on Form 8-K/A dated October 6, 2008, which was filed to include the financial statements required by Rule 3.05, Adenosine Therapeutics was not deemed a development stage company, as defined by ASC 915 (formerly FASB Statement No. 7). In the two fiscal years prior to our acquisition of the entity,

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Adenosine Therapeutics recognized approximately $2.5 million annually in revenues from collaborations and other research arrangements related to its primary drug candidates. We were assigned the contractual arrangements that had previously provided Adenosine Therapeutics with these revenue streams and potential other sources of revenues in the future. In addition to these rights,, we acquired all of the long-lived assets of Adenosine Therapeutics, including tangible assets, intangible assets, intellectual property, leased premises, employees and the ability to obtain access to necessary materials and rights with licensors, partners and others, in order to continue to conduct operations of the company, namely drug discovery and development, which were conducted by the company prior to the acquisition. Following the acquisition we employed all of the 25 employees of Adenosine Therapeutics, utilized the tangible assets to conduct business and continued to occupy the previously leased premises and undertook the obligations of the lease. As a result, we believe we acquired the assets necessary, and employed the personnel required, for the continuation of the Adenosine Therapeutics business in the manner it had been operated prior to the acquisition. Further, following the acquisition, we continued to maintain the expertise in the strategic management, operations and resource management processes to operate the business of Adenosine Therapeutics. Consequently, since the acquisition we have been successful in continuing the drug development efforts that were ongoing at Adenosine Therapeutics prior to the acquisition. As a result of these considerations, we believe that we acquired the (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues requisite in determining that the assets acquired from Adenosine Therapeutics constituted a business for purposes of application of the guidance in SFAS 141.
(9) Commitments and Contingencies
Contractual Commitments and Commercial Obligations, page F-23
10.	Comment: Please add disclosure about your material collaboration and licensing agreements. Include a discussion of the facts and circumstances surrounding your common stock issuances to Merck for a license, as presented on your Consolidated Statements of Stockholders’ Equity. Disclose how the cost was accounted for in each period.

Response: We acknowledge the Staff’s comment and will add disclosure about our material collaboration and licensing agreements, if any, in our future filings beginning with our Form 10-K for the fiscal year ended March 31, 2010. With respect to our license with Merck, we believe we have discussed the facts and circumstances surrounding our contingent stock issuances to Merck under the Vilazodone Commitments on page F-24. For the common stock issuances made to Merck under our license agreement, as presented in our Consolidated Statements of Stockholders’ Equity, we will disclose how the cost was accounted

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for in each period. Comment: We note that stock awards are based upon the Compensation Committee’s consideration of guidelines that take growth in market capitalization, individual performance, salary and tenure into account. The Compensation Discussion and Analysis does not disclose the guidelines and goals the Compensation Committee considered to determine your executive officers’ stock awards. Please provide us with a draft disclosure for your 2010 proxy statement which provides the following:
a.	A more detailed specific description and quantification of each of the individual and corporate goals and performance objectives for each of the named executive officer;

b.	Confirmation that you will discuss the achievement of the objectives; and

c.	A discussion of how the level of achievement, market capitalization, salary and tenure or other goals or objectives will affect the actual awards to be granted.
To the extent that these criteria are quantifiable, the discussion in your proxy statement should also be quantified.

Response: The Company acknowledges the Staff’s comment regarding the Company’s Compensation Discussion and Analysis and intends to include the following disclosure in its 2010 Proxy Statement (marked against the disclosure in the Company’s 2009 Proxy Statement), expected to be filed during July 2010 (single-underlined text denotes new disclosure and double-underlined text denotes previously existing disclosure that has been moved):

“Equity Compensation
     Currently, stock options are Clinical Data’s primary method for providing long-term incentive compensation to its senior management. The size of the awards has historically been based on guidelines that take numerous factors into account, including company performance as defined by the achievement of strategic objectives, individual performance, stock price performance, salary level and tenure. The Compensation Committee believes that broad and significant employee ownership of Clinical Data’s stock effectively motivates the building of stockholder wealth. We also use stock options because we believe that equity compensation in this form aligns the interests of stockholders with senior management to ensure the Company’s long-term success.
     Specifically, with respect to the guidelines that the Compensation Committee uses in determining the amount of equity awards, the Compensation Committee will evaluate whether, and to what extent, the company achieved key strategic objectives such as the continued successful development of its

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therapeutics programs, and the acquisition and divestiture businesses that, taken together, have enhanced the intrinsic value of the enterprise.. This evaluation is weighted very substantially in terms of importance in the Compensation Committee’s decision regarding the amount of equity compensation paid to the Company’s named executive officers. Whether a particular named executive officer achieved his or her individual goals typically accounts for the remaining consideration in the Compensation Committee’s decisions.
     With respect to individual goals, the Compensation Committee will both set certain specific goals at the beginning of the fiscal year and, at the end of the year, will also look retrospectively at the performance and accomplishments of a particular named executive officer with respect to challenges, strategic initiatives and transactions that arose during the year. The Compensation Committee’s determination of achievement of an individual’s goals and overall success during the fiscal year is, by its nature, in many respects, a subjective analysis. The Compensation Committee believes that this standard permits flexibility in making compensation decisions depending on the circumstances of a particular fiscal year and the individual achievements of a particular named executive officer. As such, the Compensation Committee does not typically employ specific quantifiable criteria or measures in making its decisions in this regard. ~~The Compensation Committee believes that broad and significant employee ownership of Clinical Data’s stock effectively motivates the building of stockholder wealth. We also use stock options because we believe that equity compensation in this form aligns the interests of stockholders with senior management to ensure the Company’s long-term success as reflected in increases to the Company’s market capitalization.~~ Further details regarding the terms of outstanding stock options held by our named executive officers are set forth in the “Outstanding Equity Awards at 2010 Fiscal Year End” table. None of the named executives received restricted stock grants in 2009 and 2010. . . .
     For fiscal 2010, as it did in fiscal 2009, the Company awarded its named executive officers equity compensation in December, in connection with the awards made to all other employees. The Compensation Committee determined to award a total of 385,000 stock options to the senior management of the Company. These stock options were granted on December 21, 2009, at an exercise price of $18.38 per share, which was equal to the closing price of Clinical Data’s common stock quoted by the Nasdaq Global Market on the day of grant. Of these stock options, Mr. Fromkin received 110,000 options, Dr. Reed received 85,000 options, and Messrs. Belbel and Ballantyne each received 75,000 options. The individual awards to each named executive officer were, (A) in respect of Mr. Fromkin, the achievement of key strategic objectives including the further successful development of the Company’s therapeutic candidates, and corporate development and financing objectives, including the divestiture of its Cogenics molecular laboratory services unit, and the successful completion of financings in February and October 2009; (B) in respect of Dr. Reed, the

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successful completion of the final Phase III clinical trial and long term safety study for vilazodone, the commencement of Phase III clinical trials for Stedivaze, and the continuing overall successful advancement of the Company’s other therapeutic candidates; (C) in respect of Mr. Ballantyne, the successful management of the Company’s financial resources, and overall successful management of the Company’s finance and accounting functions through corporate development and financing activities; and (D) in respect of Mr. Belbel, the successful completion of the Cogenics transaction, as well as the successful management of the Company’s legal affairs through all of its corporate development and financing activities, as well as the successful management of the Company’s third party collaboration, intellectual property, and corporate governance functions during the period.”
     The Company hereby confirms that it will discuss in its 2010 Proxy Statement the impact of the specific level of achievement on the amounts of equity compensation awarded by the Company for fiscal 2010.
*    *    *    *    *    *
     In connection with responding to these comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     Pursuant to the above responses, it is the Company’s intention to provide in its future filings full and adequate disclosure of all matters discussed herein. Please do not hesitate to call the undersigned Evan Ballantyne, Executive Vice President and Chief Financial Officer of the Company at (617) 527-9933, ext. 3320 with any comments or questions regarding this letter. We thank you for your time and attention.
Very truly yours,
CLINICAL DATA, INC.
/s/ C. Evan Ballantyne
C. Evan Ballantyne

cc:	Securities and Exchange Commission

James Peklenk, Staff Accountant
Mary Mast, Senior Accountant
John Krug, Senior Attorney

Clinical Data, Inc.

Andrew J. Fromkin, President and CEO
Caesar J. Belbel, EVP and Chief Legal Officer
John J. McCabe, Vice President, Finance

Cooley Godward Kronish LLP

Marc Recht, Esq.
Robert O. Hadfield, Esq.